SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1            Press Release: Akbank Elects for Actimize Enterprise-Wide Anti-Money Laundering

protection, dated September 17, 2007.

99.2 NICE Announces Closing of Public Offering of American Depositary Shares. Dated September 24, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: October 1, 2007

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EXHIBIT INDEX

99.1 Press Release: Akbank Elects for Actimize Enterprise-Wide Anti-Money Laundering

protection, dated September 17, 2007.

99.2 NICE Announces Closing of Public Offering of American Depositary Shares. Dated September 24, 2007

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Akbank Elects for Actimize Enterprise-Wide Anti-Money Laundering Protection

Transactional Risk Specialist To Help One of Turkey`s Largest Banks Comply with Global AML Regulation

NEW YORK - September 17, 2007 - Actimize, the leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that Akbank selected the Actimize Anti-Money Laundering (AML) solution to help meet local and international regulatory standards. Actimize has been selected to deliver this project together with Kocsistem, Actimize`s leading partner in Turkey.

Like all European banks or those participating in the international financial network, Akbank faced regulatory challenges regarding AML.  "We evaluated several potential solutions to help us more easily meet local and international AML standards around suspicious activity monitoring and watch list screening for all our subsidiaries world wide," says Selim Önal, compliance officer at Akbank.  Mr. Evrim Benker, Group Manager, Head of Compliance and Internal Audit added: "After a thorough review process, we decided that Actimize was the best match to help Akbank, due to its unique multi purpose patented platform, its comprehensive AML package concept and its leadership in fraud detection and prevention."

The Actimize Anti-Money Laundering suite provides complete end-to-end compliance capabilities. The solution consists of three areas-Suspicious Activity or Transaction Monitoring, Customer Due Diligence, and Watch List Screening-that are available individually or as an integrated whole. Built on a common platform, each module offers rapid deployment and a flexible environment to efficiently address AML compliance requirements.  The underlying platform can also be used to deploy fraud prevention and brokerage compliance solutions, which offers organizations a uniquely attractive total cost of ownership for previously disparate applications.

Akbank offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition non-banking financial, capital market and investment services are provided by the Bank`s subsidiaries including Ak Leasing, Ak Securities, Ak Investment Fund, Ak Asset Management.  Akbank is headquartered in Turkey and has 682 branches and 12,333 employees.

"Like Actimize, Akbank is a leader in its market," says Amir Orad, CMO of Actimize.  "We are delighted to partner with them to providing our best-of-breed AML solution, as well as a platform that will grow to meet their fraud prevention and compliance needs."

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:

360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Announces Closing of Public Offering of American Depositary Shares

Ra`anana, Israel, September 24, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the closing of its previously announced public offering of 4,500,000 American Depositary Shares, each representing one of its Ordinary Shares.  NICE also has granted the underwriter, Bank of America Securities LLC, a 30 day option to purchase up to 675,000 additional American Depositary Shares.

Copies of the final prospectus may be obtained from Banc of America Securities LLC Capital Markets (Prospectus Fulfillment), by e-mail to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Investors

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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